March 16, 2015

VIA EDGAR TRANSMISSION

Chad D. Eskildsen

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, NE

Washington, DC, 20549-4720

Dear Mr. Eskildsen,

The purpose of this letter is to respond to the various comments of the staff of the Securities and Exchange Commission (the "Commission") in connection with the review by the Staff of certain filings made by the Aetna Multi-Strategy 1099 Fund (the “Fund”) as such comments were relayed by you to the undersigned during our telephone conversation.

COMMENT #1 – Please confirm that the Fund has an executed version of the internal control letter that was filed on May 30, 2014. Going forward, ensure that the internal control letter includes the signature of the Independent Registered Public Accounting Firm.

RESPONSE – The Fund confirms that it has an executed version of the internal control letter filed on May 30, 2014 and will ensure to file an executed version going forward.

Please contact the undersigned at (414) 299-2142 if you have any questions regarding the responses.

The Funds acknowledge that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments, or changes to disclosure in response to staff comments, in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to any filing; and

•	the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Benjamin D. Schmidt

Benjamin D. Schmidt

Secretary